Press Release	Source: Petrol Oil and Gas Inc.

Petrol Oil and Gas Announces Signing a Long-Term Sales Contract for CBM and Other Natural Gas

Tuesday July 20, 9:01 am ET

LAS VEGAS--(BUSINESS WIRE)--July 20, 2004--As part of its ongoing field development program, Petrol Oil and Gas Inc. (OTCBB: POIG - News) is pleased to announce it has signed a multi-year contract for the sale of coal bed methane (CBM) and other natural gas from wells on its Coal Creek project in southeastern Kansas. Petrol expects to begin selling gas to Big Creek Gas Field Services, LLC under the terms of this contract within 30 days.

Petrol's CEO, Paul Branagan, said, "Most of our field efforts this year have focused on establishing the gas reserves within our Coal Creek Project area. We are all extremely excited to see our coals successfully de-watering and beginning to produce commercial quantities of CBM gas. Petrol is now in the process of transforming from a startup company looking to prove up its play to a true production and development company."

To date, the company has drilled six pilot wells on its Coal Creek Project and is finalizing the stimulation process on each well in order to connect them to the Big Creek gas sales line and into commercial production.

Petrol is planning an aggressive drilling program, as its large 165,000-acre leasehold overlying the Cherokee Group of coal seams in southeastern Kansas and southwestern Missouri can support about 1,700 producing gas wells. The flat terrain of eastern Kansas offers ease of access for rigs, fracturing equipment and other development activity; furthermore, the shallow depths associated with the multiple coal seams being targeted means drilling and production operations can be performed at a very low cost per well.

Background

Petrol's corporate strategy is focused on the exploration, development and production of CBM gas and other producible petroleum products. At present, Petrol's efforts are concentrated in developing their current acreage while continuing to acquire mineral leases in the coal-rich Western Interior Basin that blankets eastern Kansas and western Missouri. Petrol Oil & Gas has approximately 165,000 mineral acres leased, with 145,000 acres in eastern Kansas and 20,000 acres in western Missouri. Four major interstate pipelines cross through Petrol's leases providing an available transportation vehicle to gas markets in the Northeast.

The Western Interior Basin is one of the largest CBM basins in the continental U.S. According to the USGS, CBM accounted for about 7.5 percent of U.S. annual natural gas production and their most recent estimates indicate more than 700 trillion cubic feet (TCF) of coalbed methane gas in place, with more than 100 TCF economically recoverable (USGS: http://energy.cr.usgs.gov/oilgas/cbmethane/index.htm).

Technical, corporate and investor-related information can be found on the Petrol Web site at www.petroloilandgas.com.

Forward-Looking Statement: The statements in this press release regarding any implied or perceived benefits from well testing or its results, agreements regarding the exploration of additional mineral acreage, maintaining mineral lease rights, continued oil production, extending its rights to explore and develop oil or gas, plans to drill additional wells, and any other effects resulting from any of the above are forward-looking statements. Such statements involve risks and uncertainties, including, but not limited to, discovering producible minerals such as oil or gas, the value of testing results, costs, delays, and any other difficulties related to producing minerals such as oil or gas, continued maintenance of the leasing agreement, financing, marketing and sales, risks and effects of legal and administrative proceedings and governmental regulation, future financial and operational results, competition, general economic conditions, and the ability to manage and continue growth.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this news release include market conditions and those set forth in reports or documents we file from time to time with the SEC. We undertake no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Petrol Oil and Gas Inc. is quoted on the OTC Bulletin Board as "POIG."

Copyright (C) 2004 Petrol Oil and Gas Inc. All Rights Reserved.

Contact:

Petrol Oil and Gas Inc., Las Vegas

702-454-7318 (Investor Information)

http://www.petroloilandgas.com/

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Dawn Van Zant

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Trevor Ruehs

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NaturalGasStocks.com

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